Exhibit 99.46

Fire & Flower Announces 2020 Annual General Meeting Voting Results

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, AB, June 15, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”, “Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced the voting results from its Annual General and Special Meeting of the Company’s shareholders (the “Shareholders”), held earlier today (the “Meeting”). The Company is pleased to announce that all matters put forward before the Shareholders for consideration and approval as set of in the Company’s Management Information Circular dated May 11, 2020 (the “Circular”), were approved.

As further set out in the Circular, in connection with the approval at the Meeting of:

(a) the issuance of 8,200 8.0% $1,000 principal amount of secured convertible debentures of the Corporation upon the exchange of 8,200 subscription receipts and the issuance of up to 16,400,000 common shares of the Corporation (“Common Shares”) upon due conversion of the principal amount of such convertible debentures; and

(b) the proposed issuance of up to 5,650,000 Common Shares in satisfaction of certain interest payable on up to 28,000 8.0% $1,000 principal amount secured convertible debentures of the Corporation,

the Corporation will make application to the Toronto Stock Exchange to seek approval of the listing of the aforementioned Common Shares and deliver an escrow release notice pursuant to the subscription receipt agreement between the Corporation and Computershare Trust Company of Canada (the “Subscription Receipt Agent”) dated April 28, 2020 (the “Subscription Receipt Agreement”). Pursuant to the terms of the Subscription Receipt Agreement, upon delivery of the escrow release notice by the Corporation, the Subscription Receipt Agent will release to the Corporation approximately $8,200,000 in escrowed funds.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For	%	Votes Withheld	%
Harvey Shapiro	42,370,576	92.39	3,487,982	7.61
Trevor Fencott	45,824,738	99.93	33,820	0.07
Norman Inkster	45,822,688	99.92	35,920	0.08
Sharon Ranson	45,817,458	99.91	41,100	0.09
Donald Wright	45,786,458	99.84	72,100	0.16
Avininder Grewal	37,979,584	82.82	7,879,024	17.18
Jeremy Bergeron	0	0.00	45,858,608	100.00
Stéphane Trudel	45,858,608	100.00	0	0.00

As further set out in the Corporation’s June 8, 2020 press release, all management proxies voted in favour of the election of Stéphane Trudel as opposed to Jeremy Bergeron in light of Mr. Bergeron’s recent resignation and his decision not to stand for re-election. Notwithstanding the foregoing, Mr. Bergeron was included on the ballot as Mr. Bergeron’s name was included in the Circular. As such Harvey Shapiro, Trevor Fencott, Norman Inkster, Sharon Ranson, Donald Wright, Avininder Grewal and Stéphane Trudel were elected as directors of the Corporation to serve until the end of the next annual meeting of shareholders.

The Company has filed a report of the voting results on all resolutions voted on the Meeting on the Company’s SEDAR profile at www.sedar.com.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to FFHC. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct, including when or whether the financing will be completed.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 20:31e 15-JUN-20